Exhibit 1.3

SIERRA WIRELESS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DATED March 7, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS	1
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	2
OVERVIEW	3
Business Overview	3
Strategy	4
Annual Overview - Financial Highlights	5
Outlook	10
Disposition of AirCard Business	11
CONSOLIDATED ANNUAL RESULTS OF OPERATIONS	13
Year ended December 31, 2012 Compared to Year Ended December 31, 2011	13
Year ended December 31, 2011 Compared to Year Ended December 31, 2010	16
SEGMENTED INFORMATION	18
FOURTH QUARTER OVERVIEW	19
SUMMARY OF QUARTERLY RESULTS OF OPERATIONS	21
LIQUIDITY AND CAPITAL RESOURCES	22
NON-GAAP FINANCIAL MEASURES	25
OFF-BALANCE SHEET ARRANGEMENTS	27
TRANSACTIONS BETWEEN RELATED PARTIES	27
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	28
OUTSTANDING SHARE DATA	33
IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS	33
DISCLOSURE CONTROLS	33
INTERNAL CONTROL OVER FINANCIAL REPORTING	34
LEGAL PROCEEDINGS	35
RISKS AND UNCERTAINTIES	38

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the year ended December 31, 2012, and up to and including March 7, 2013.  This MD&A should be read together with our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2012 (“the consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on our website at www.sierrawireless.com, or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.  Forward-looking statements:

•                  Typically include words and phrases about the future such as  “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  Expected deployment of next generation networks by wireless network operators;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors which are discussed in greater detail under “Risks and Uncertainties” and in our other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada.

•                  We may experience higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management’s time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues in connection with the divestiture of the AirCard assets and operations;

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may  not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be  unable to enforce our intellectual property rights or may be  subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be  later than we expect or may be indefinitely delayed; and

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

OVERVIEW

On January 28, 2013, we announced a definitive agreement for the sale of substantially all of the assets and operations related to our AirCard business.  The transaction is expected to close in early April 2013, subject to customary closing conditions.

In accordance with U.S. GAAP, assets and liabilities associated with the sale have been recorded as “held for sale” in our consolidated balance sheet as at December 31, 2012 and the results of operations of the AirCard business as discontinued operations in our consolidated statements of operations for the three years ended December 31, 2012.  The selected financial information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations (refer to the section on “Disposition of AirCard business”).

Business Overview

Sierra Wireless Inc. (“Sierra Wireless” or the “Company”) is a global leader in wireless technology and solutions for the machine-to-machine (“M2M”) and connected device markets.  We offer a comprehensive portfolio of value added wireless devices and related software products that dramatically simplify the integration of wireless communications and enable customers to more easily build, deploy and operate their M2M applications.

Our continuing business includes our AirPrime™ Embedded Wireless Modules, AirLink™ Intelligent Gateways, and AirVantage™ M2M Cloud products.  Effective August 1, 2012, our continuing business also includes the M2M business that we acquired from Sagemcom (refer to the section on “Acquisition of M2M business of Sagemcom”). Sagemcom products are part of the AirPrime portfolio.

•                  AirPrime Embedded Wireless Modules - AirPrime Embedded Wireless Modules are used to wirelessly enable products and solutions made by our OEM customers. Our M2M OEM customers cover a broad range of industries, including automotive, networking equipment, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare, and consumer electronics.  Our PC OEM customers integrate AirPrime modules into notebooks, tablets, and other mobile computing devices, to provide mobile broadband connectivity.  The AirPrime product portfolio spans 2G, 3G and 4G LTE technologies and includes robust remote device management capability, as well as supports on-board embedded applications with the OpenAT® Application Framework.

•                  AirLink Intelligent Gateways - AirLink Intelligent Gateways are rugged, industrial-grade wireless terminals for M2M and mobile applications. They are designed for use in mission critical deployments, where reliability and security are essential, and are sold to public safety, transportation, field service, energy, industrial, and financial organizations around the world.  The AirLink product portfolio includes 2G, 3G and 4G LTE terminals, supported by cloud-based remote device management tools.  AirLink gateways can be easily configured for almost any type of application, and also support on-board embedded applications with the ALEOS Application Framework.

•                  AirVantage M2M Cloud - The AirVantage M2M Cloud provides a secure, scalable, device-to-cloud infrastructure for M2M applications. The AirVantage Enterprise Platform can be used to collect, transmit, and store machine data, and process and schedule events, from any number of devices, across any network operator around the world.  M2M solution developers can use the latest cloud API standards to quickly integrate that machine data with their own enterprise applications and back-end systems.  The AirVantage Management Service can be used to centrally deploy and monitor M2M devices, including configuring device settings, delivering firmware and embedded application updates, and administering airtime subscriptions across global networks making managing a million wireless devices as easy as managing ten.

Strategy

According to Machina Research, an independent research firm, the number of connected devices in operation was 1.4 billion in 2011.  This number is expected to grow significantly in the coming years to over 12 billion by 2020.  Adoption of M2M and connected device solutions is driven by a number of enablers, such as lower wireless connectivity costs, higher wireless connection speeds, new devices and tools to simplify development of M2M applications, and increased focus and investment from network operators, infrastructure vendors and other wireless ecosystem players.  Key benefits for customers deploying M2M solutions, such as the ability to generate new revenue streams, improve cost efficiencies through remote access to data, gather important customer and market intelligence, as well as regulatory and security requirements, are also driving demand for M2M connectivity.

Management believes these factors create a substantial growth opportunity for the Company. We are the global market share leader in M2M embedded devices today, with 34% of the global M2M embedded wireless module market (source: ABI Research, 2011).  Going forward, we plan to build on this leadership position and expand our business across the value chain in M2M and connected device solutions. We intend to:

•                  Complete our transformation into a pure play leader in M2M and connected device solutions;

•                  Maintain our leadership position as we continue to innovate — making it easier, faster, and cheaper for our customers to build, deploy and manage their M2M solutions;

•                  Drive organic revenue growth and improve profitability by leveraging our cost structure;

•                  Build on organic investments in the development of value-added services and solutions to provide more value to customers and improve margins; and

•                  Accelerate revenue and profitability growth through an active acquisition strategy focused on M2M opportunities.

Annual Overview — Financial highlights

Revenue and profitability in 2012 improved significantly compared to 2011.  This was primarily driven by significant growth in M2M sales, including contribution from the M2M business of Sagemcom acquired on August 1, 2012, and strong growth in sales to PC OEMs.  This revenue growth, combined with improved gross margins due to product cost reductions and favourable shifts in product mix, drove the significant improvement in profitability year-over-year.

Financial highlights for year ended December 31, 2012:

Continuing operations

•                  Revenue of $397.3 million, up 19.3%, compared to $333.2 million in 2011

•                  Gross margin improved to 31.5% in 2012, compared to 30.5% in 2011

•                  Non-GAAP operating earnings were $0.9 million, up from a loss of $22.4 million in 2011

Continuing and discontinued operations

•                  Revenue was $644.2 million, 11.4% year-over-year growth

•                  Non-GAAP operating earnings were $36.3 million, up significantly from $2.9 million in 2011

•                  Net earnings of $27.2 million and diluted earnings per share of $0.88, improved significantly from net loss of $29.3 million and loss per share of $0.94 in 2011.  Net earnings, including discontinued operations, in 2012 included a favorable income tax adjustment  associated with the pending sale of the AirCard business.  Net loss in 2011 included an asset impairment charge of $11.2 million related to a write-down of an intangible asset.

•                  Non-GAAP net earnings of $33.4 million, or $1.08 per diluted share, in 2012, up from $3.6 million, or $0.12 per diluted share, in 2011

•                  Cash flow from operations of $40.5 million in 2012, up from $23.7 million in 2011

Revenue - continuing operations
($ millions)
358.0
333.2
397.3
2010
2011
2012

Gross margin - continuing
operations (%)
33.9
30.5
31.5
2010
2011
2012

Operating earnings (loss) -
continuing operations
($ millions)
0.9
2010
2011
2012
(10.9)
(22.4)
(22.2)
(42.7)
(54.3)
GAAP
NON-GAAP
GAAP
NON-GAAP

Net earnings (loss)
($ millions)
33.4
27.2
20.0
3.6
2010
2011
2012
(14.5)
(29.3)
GAAP
NON-GAAP
GAAP
NON-GAAP

Selected Annual Financial information:

(in thousands of U.S. dollars, except where otherwise stated)

	2012	2011 (2)	2010 (2)
Statement of Operations data:
Revenue (GAAP and Non-GAAP)	$397,321	$333,175	$358,005

Gross Margin
- GAAP	$125,274	$101,740	$121,406
- Non-GAAP (1)	125,578	102,125	121,897

Gross Margin %
- GAAP	31.5%	30.5%	33.9%
- Non-GAAP (1)	31.6%	30.7%	34.0%

Earnings (loss) from operations
- GAAP	$(22,206)	$(54,253)	$(42,717)
- Non-GAAP (1)	898	(22,390)	(10,904)

Net earnings (loss) from continuing operations
- GAAP	$(4,202)	$(50,710)	$(34,973)
- Non-GAAP (1)	(444)	(18,681)	(1,206)

Net earnings from discontinued operations
- GAAP	$31,401	$21,338	$20,174
- Non-GAAP (1)	33,796	22,289	21,125

Net earnings (loss) attributable to the Company
- GAAP	$27,199	$(29,315)	$(14,541)
- Non-GAAP (1)	33,352	3,633	19,996

Share and per share data:
Basic and diluted earnings (loss) per share (in dollars) - GAAP
- GAAP	$0.88	$(0.94)	$(0.47)
- Non-GAAP (1)	$1.08	$0.12	$0.64

Common shares (in thousands)
At period-end	30,592	31,307	31,223
Weighed average - basic and diluted	30,788	31,275	31,083

Balance sheet data:
Cash and cash equivalents and short-term investments	$63,646	$110,722	$111,848
Total assets	464,763	422,887	469,568
Total long-term liabilities	26,826	25,379	26,130

(1) Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, impairment, acquisition and disposition costs, integration costs, restructuring costs, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts, and certain tax adjustments.  Refer to the section on “Non-GAAP financial measures” for additional details.

(2) Selected financial information for fiscal years 2011 and 2010 have been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

See discussion under “Consolidated Annual Results of Operations” for factors that have caused period to period variations.

Acquisition of M2M business of Sagemcom

On August 1, 2012, we completed the acquisition of the M2M business of Sagemcom.  The acquisition included the purchase of substantially all of the assets of the M2M business of Sagemcom for €44.9 million ($55.2 million) in cash consideration plus assumed liabilities of €3.9 million ($4.8 million).

Sagemcom is a France-based technology company active in broadband, telecom, energy, and document management. Its M2M business included 2G and 3G wireless modules, as well as industry-leading rugged terminals for railway applications.   This acquisition extends our global leadership position in the growing M2M market as it provides us with a significantly enhanced market position in key segments, including payment, transportation and railways, as well as new geographical expansion into Brazil.

The acquired business’ results of operations and estimated fair value of assets acquired and liabilities assumed have been included in our consolidated financial statements from the date of acquisition, August 1, 2012.  The M2M business of Sagemcom contributed $20.1 million to our consolidated revenues during 2012.

Closure of Newark, California facility

Our Newark, California facility was closed, effective December 31, 2012, to drive greater efficiency and leverage.  Our AirLink marketing, research and development, and customer support activities were transferred primarily to our Richmond, British Columbia facilities and our manufacturing facilities were transferred to our manufacturing partners in Suzhou, China.  We recorded $2.0 million in total severance and other costs associated with this initiative during 2012.

Other key business highlights for the year ended December 31, 2012 include:

AirPrime Embedded Wireless Modules

•            We announced that PSA Peugeot Citroen, in collaboration with Bouygues Telecom, selected the Company to provide an innovative 3G USB key that powers the new Peugeot Connect Apps system.  Designed specifically for automotive use, this key incorporates 3G wireless connectivity, global positioning, and advanced processing capabilities in a compact, plug-and-play form factor.  When the 3G key is plugged into the vehicle, it provides the driver with real-time information on traffic conditions, weather, and navigation, as well as information about services nearby.

•            We announced the availability of the industry leading Open AT Application Framework, which is used in millions of our 2G products, on select 3G AirPrime embedded wireless modules, including the SL808x. This allows customers to build M2M application software once and deploy it in nearly any market worldwide on 2G or 3G networks — significantly lowering overall system cost and accelerating time to market.

•            We announced the launch of the AirPrime Q2698 embedded wireless module, an important addition to the AirPrime Q Series. The AirPrime Q2698 provides our AirPrime Q Series customers with a seamless migration path from 2G to 3G, using the same hardware platform and embedded applications they had developed for earlier products. In addition, the AirPrime Q2698 is compatible with networks worldwide, making it ideal for global deployments.

•            We introduced the AirPrime SL9090, a new, multimode product in the AirPrime SL Series of compact, industrial-grade embedded wireless modules.  The multimode module gives device manufacturers the ability to operate on networks that use either HSPA+ or EV-DO cellular standards with a single product design.  It is designed for use in fixed or mobile M2M deployments in the industrial, field service, energy, networking and transportation sectors.  It has design and operational characteristics that make it particularly well-suited for use in harsh environments.  In December, the AirPrime SL9090 was named among the Best of 2012 by Electronics Design Magazine.

•            We introduced our second generation of 4G LTE AirPrime embedded wireless modules for notebooks, ultraportable notebooks, and tablets. The six new additions to the AirPrime MC Series and EM Series support 4G LTE networks worldwide and are compatible with the Windows® 8 operating system.   All of the new MC and EM Series modules are optimized for low power consumption, to enable longer battery life in their host devices. The AirPrime EM7355, AirPrime EM7305, and AirPrime EM7330 are the first AirPrime modules built to the new PCI Express M.2 module standard, making them even thinner and smaller than the AirPrime EM7700 module introduced earlier in the year. Each module offers multi-operator LTE support with sets of frequency bands for specific regions — one for North America, one for EMEA and Australia, and one for Japan.

•            We unveiled the world’s thinnest 4G LTE embedded wireless module. The AirPrime EM7700 is only 2.5 millimeters thick and is designed for use in ultraportable notebooks, tablets, and other devices where thickness is a critical design constraint. We are working with leading OEMs to integrate the AirPrime EM7700 into a variety of connected devices.

•            Panasonic Corporation selected our AirPrime MC series embedded wireless modules to provide 4G LTE mobile-broadband connectivity for its new rugged Toughpad A1 tablet in North America.

•            Beeldhorloge (Timer B.V.), based in the Netherlands, selected our AirPrime embedded wireless module to provide wireless connectivity for its Pictowatch, which is designed to assist individuals with cognitive disorders in managing daily routines.

AirLink Intelligent Gateways

•            We announced that our AirLink GX440 4G LTE rugged wireless gateway received certification on both the Verizon 4G LTE and AT&T 4G LTE networks.  The AirLink GX440 delivers the durability and high bandwidth required by applications such as high-quality wireless video surveillance, multi-data stream connections to branch locations, and mobile office applications for public safety and field service activities.

•            We released the ALEOS Application Framework, which enables our customers to create customized embedded applications that run on AirLink intelligent gateways. Available first in our AirLink GX400 and AirLink GX440 gateways, the ability to run applications directly on the AirLink devices provides important cost and operational advantages for our customers.

AirVantage M2M Cloud Platform

•            We launched the next-generation of our AirVantage M2M Cloud, a faster, more cost-effective way to build, deploy, and manage large M2M applications. The AirVantage M2M Cloud provides secure two-way communication between connected devices and the enterprise, enabling innovation in products, services, and revenue streams.  In conjunction with this new release of AirVantage, we joined the Amazon Web Services Partner Network as an APN Technology Partner. This collaboration with Amazon will make it easy for customers to use the AirVantage APIs to build M2M applications that run seamlessly on the Amazon Web Services cloud infrastructure. The joint solution eliminates the need for any on-premise IT infrastructure and further accelerates time-to-market and improving scalability.

•            We announced that Nestle Nespresso SA, the pioneer and market leader in high-quality portioned premium coffee, selected Sierra Wireless to provide a comprehensive M2M cloud platform and hardware solution for remote connectivity and monitoring within its range of professional coffee machines.

•            We have successfully integrated AirVantage subscription management with eight additional network operators during the year, enabling multi-operator provisioning on a global basis.  Through a common interface, our customers can securely access each operator’s activation infrastructure to perform activation/deactivation, billing plan management and subscription life cycle management for their M2M solution.

Outlook

In the first quarter of 2013, we expect revenue to be down sequentially following the exceptionally strong fourth quarter of 2012.  We expect gross margin to be similar or slightly lower than fourth quarter 2012 levels, and operating expenses to increase as a result of higher new product certification costs combined with the negative impact of a strengthening Euro.  Looking forward to the second quarter of 2013, we expect a return to solid sequential and year-over-year revenue growth and modest profitability.  As a result of the expected sale of the AirCard business, Sierra Wireless will have a cost structure to support higher revenue levels.  Management believes operating expenses should change relatively little as our revenue grows, resulting in improved profitability.

Macroeconomic pressure in Europe continues to dampen near-term growth in our M2M business.  However, we continue to believe that the market for wireless M2M and connected devices solutions has strong growth prospects.  We anticipate strong growth in the number and type of devices being wirelessly connected, driven by a number of enablers, such as lower wireless connectivity costs, higher wireless connection speeds, new devices and tools to simplify development of M2M applications, and increased focus and investment from network operators, infrastructure vendors and other wireless ecosystem players.  More importantly, we see strong customer demand in many of our target verticals driven by increasing recognition of the value created by deploying M2M solutions, such as new revenue streams, improve cost efficiencies, and better customer insight.

Key factors that we expect will affect our results in the near term are the strong competitive position of our products in the market; the timely ramp up of sales of our new products recently launched or currently under development; the level of success our OEM customers achieve with sales of embedded solutions to end users; our ability to secure future design wins with both existing and new customers; wireless technology transitions and the timing of deployment of mobile broadband networks by wireless operators; the availability of components from key suppliers; general economic conditions in the markets we serve; and seasonality in demand. We expect that product and price competition from other wireless device manufacturers will continue to play a role in the M2M embedded wireless module market.   As a result of these factors, we may experience volatility in our results on a quarter to quarter basis. Gross margin percentage may fluctuate from quarter to quarter depending on product and customer mix, competitive selling prices and product costs.

Disposition of AirCard Business

On January 28, 2013, we announced a definitive agreement for the sale of substantially all of the assets and operations related to our AirCard business to Netgear, Inc. (“Netgear”) for $138 million in cash plus assumed liabilities.  Netgear is a leading global provider of networking products for the home, businesses and operators.  We expect to realize net cash proceeds of approximately $100 million from the divesture after related taxes, expenses and retention for the purposes of indemnification.  The transaction is expected to close in early April 2013, subject to customary closing conditions.  Approximately 160 employees, primarily in sales, marketing and research and development, will be transferred to Netgear, as well as certain facilities in Carlsbad, California and Richmond, British Columbia.

In accordance with U.S. GAAP, assets and liabilities associated with the sale have been recorded as “held for sale” in our consolidated balance sheet as at December 31, 2012 and the results of operations of the AirCard business as discontinued operations in our consolidated statements of operations for the three years ended December 31, 2012.  The historical consolidated statements of operations and related selected financial information have been retrospectively adjusted to distinguish between continuing operations and discontinued operations.

Summarized results from discontinued operations for the years ended December 31 were as follows:

	2012	2011	2010
Revenue	$246,845	$245,010	$292,336
Cost of goods sold	177,147	183,300	223,377
Gross margin	$69,698	$61,710	$68,959
Gross margin %	28.2%	25.2%	23.6%
Expenses	36,653	37,368	36,608
Earnings from operations	33,045	24,342	32,351
Net earnings from discontinued operations	$31,401	$21,338	$20,174

During the year ended December 31, 2012, Sprint and AT&T each accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations, and on a combined basis, accounted for 25% of the aggregated revenue.  During the year ended December 31, 2011, Sprint, AT&T and Telstra each accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations, and on a combined basis, accounted for 36% of the aggregated revenue.

Key business highlights for discontinued operations for the year ended December 31, 2012 include:

AirCard® Mobile Broadband Devices

•                  We introduced our newest family of AirCard mobile hotspots for 4G LTE networks in early 2012.  The new AirCard 760S, AirCard 762S, and AirCard 763S offer several feature enhancements to earlier generations, including an improved user interface, longer battery life, and expanded frequency band support across the product family, providing compatibility with most common frequency band combinations around the world.  These hotspots are now available from Telstra in Australia, NetIndex in Japan, Rogers and Bell in Canada, as well as DNA in Finland.

•                  We launched the Sierra Wireless 4G LTE Tri-Fi Hotspot launched on the Sprint network. The 4G LTE Tri-Fi is the first and only mobile hotspot to support 4G LTE, 4G WiMAX, and 3G EVDO.

CONSOLIDATED ANNUAL RESULTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

	2012		2011 (1)		2010 (1)
		% of		% of		% of
	$	Revenue	$	Revenue	$	Revenue

Revenue	397,321	100.0%	333,175	100.0%	358,005	100.0%
Cost of goods sold	272,047	68.5%	231,435	69.5%	236,599	66.1%
Gross margin	125,274	31.5%	101,740	30.5%	121,406	33.9%

Expenses
Sales and marketing	37,067	9.3%	37,188	11.2%	42,472	11.9%
Research and development	61,785	15.6%	60,903	18.3%	60,890	17.0%
Administration	32,777	8.2%	33,716	10.1%	36,021	10.1%
Acquisition	3,182	0.8%	—	0.0%	—	0.0%
Restructuring	2,251	0.6%	837	0.2%	7,640	2.1%
Integration	—	0.0%	1,426	0.4%	5,110	1.4%
Impairment of intangible asset	—	0.0%	11,214	3.4%	—	—
Amortization	10,418	2.6%	10,709	3.2%	11,990	3.3%
	147,480	37.1%	155,993	46.8%	164,123	45.8%
Loss from operations	(22,206)	-5.6%	(54,253)	-16.3%	(42,717)	-11.9%
Foreign exchange gain (loss)	3,326		(460)		(7,000)
Other income (expense)	(196)		35		(241)
Loss before income taxes	(19,076)		(54,678)		(49,958)
Income tax recovery	(14,874)		(3,968)		(14,985)
Net loss from continuing operations	(4,202)		(50,710)		(34,973)

Net earnings from discontinued operations	31,401		21,338		20,174
Net earnings (loss)	27,199		(29,372)		(14,799)
Less: non-controlling interest	—		(57)		(258)
Net earnings (loss) attributable to the Company	27,199		(29,315)		(14,541)
Net earnings (loss) per share attributable to the Company Basic and diluted (in dollars)	0.88		(0.94)		(0.47)

(1) Financial information for fiscal years 2011 and 2010 has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue

Revenue for the year ended December 31, 2012 was $397.3 million, compared to $333.2 million for the year ended December 31, 2011.   The 19.3 percent year-over-year revenue increase was driven by significant growth in M2M sales, including a $20.1 million contribution from the recently acquired M2M business of Sagemcom, along with strong growth in sales to PC OEMs.

Our M2M business has a considerable revenue base in Europe and while we have experienced weakness in our European sales, revenues from other regions, particularly Asia and the Americas, have been rising.

Our geographic revenue mix for the years ended December 31, 2012 and 2011 was as follows:

Gross margin

Gross margin was 31.5% of revenue for the year ended December 31, 2012, compared to  gross margin of 30.5% of revenue in 2011.  The increase in gross margin was primarily related to product cost reductions, favorable product mix, and higher than average gross margin contribution from the M2M business of Sagemcom.   Gross margin included $0.3 million of stock-based compensation expense in 2012 compared to $0.4 million in 2011.

Sales and marketing

Sales and marketing expenses decreased $0.1 million, or 0.3%, to $37.1 million in 2012, compared to 2011.  Sales and marketing expenses included $1.2 million of stock-based compensation expense in 2012 compared to $1.1 million in 2011.

Research and development

Research and development (“R&D”) expenses increased by $0.9 million, or 1.4%, to $61.8 million in 2012, compared to 2011.  The increase in R&D expenses was primarily related to the additional R&D expenses we incurred as a result of the Sagemcom acquisition, partially offset by the positive impact of foreign exchange rates.

R&D expenses in 2012 included stock-based compensation expense of $1.3 million and acquisition amortization of $5.6 million.  R&D expenses in 2011 included stock-based compensation expense of $1.1 million and acquisition amortization of $6.9 million.

Administration

Administration expense decreased by $0.9 million, or 2.8%, in 2012, compared to 2011.  Administration expenses included stock-based compensation expense of $3.0 million and $2.9 million in 2012 and 2011, respectively.

Acquisition

Acquisition costs related to the acquisition of the M2M business of Sagemcom were $3.2 million during 2012.  Acquisition costs in 2011 were $nil.

Restructuring

Restructuring costs were $2.3 million in 2012 compared to $0.8 million in 2011.  Restructuring costs in 2012 related primarily to the closure of our Newark, California facility.  Restructuring costs in 2011 represented the additional costs incurred for reductions related to the new organizational structure announced in September 2010.

Integration costs

Integration costs were $nil during 2012, compared to $1.4 million in 2011.  Integration costs in 2011 were primarily related to office space optimization in France.

Impairment of intangible asset

Impairment of intangible asset was $nil during 2012 compared to $11.2 million in 2011.  The impairment charge in 2011 primarily related to a software development program we acquired through the acquisition of Wavecom, S.A.  (“Wavecom”) which we abandoned in 2011.

Amortization

Amortization expense decreased by $0.3 million, or 2.7%, in 2012 compared to 2011.  Amortization expense in 2012 included $6.3 million of acquisition amortization compared to $6.0 million in 2011.

Foreign exchange gain (loss)

Foreign exchange gain was $3.3 million in 2012 compared to foreign exchange loss of $0.5 million in 2011.  Foreign exchange gain in 2012 included a net foreign exchange gain of $2.7 million on revaluation of an intercompany loan to a self-sustaining subsidiary and a loss of $1.8 million related to the settlement of foreign currency forward exchange contracts that we had entered into in connection with the acquisition of the M2M business of Sagemcom.

Foreign exchange rate changes also impacted our Euro and Canadian dollar denominated revenue and operating expenses.   We estimate that changes in exchange rates between 2011 and 2012 negatively impacted our 2012 revenues by approximately $2.4  million.  We estimate that the favorable impact on operating expenses during 2012 was approximately $3.6 million.

Income tax recovery

Income tax recovery increased by $10.9 million in 2012 compared to 2011, primarily driven by the recognition of certain tax assets that will be realizable as a result of the sale of the AirCard business.

Net loss from continuing operations

Net loss from continuing operations improved by $46.5 million to a net loss of $4.2 million in 2012, compared to 2011.  This improvement reflects the positive impact of higher revenue and gross margin, combined with lower operating expenditures, as well as the impact of favorable foreign exchange and tax recoveries in 2012.

Net loss from continuing operations in 2012 included stock-based compensation expense of $5.8 million and acquisition amortization of $11.9 million.  Net loss from continuing operations in 2011 included stock-based compensation expense of $5.5 million, acquisition amortization of $12.9 million, and an after-tax impairment charge of $11.2 million.

Net earnings (loss) attributable to the Company

Net earnings attributable to the Company increased by $56.5 million to net earnings of $27.2 million in 2012, compared to 2011.  This increase reflects the increase in net earnings from continuing operations, combined with a $10.1 million increase in net earnings from discontinued operations.

Weighted average number of shares

The weighted average basic and diluted number of shares outstanding was 30.8 million for the year ended December 31, 2012, compared to 31.3 million for the year ended December 31, 2011.

The number of shares outstanding was 30.6 million at December 31, 2012, compared to 31.3 million at December 31, 2011. The reduction in number of shares outstanding was primarily due to purchases of 800,000 of the Company’s common shares on the Toronto Stock Exchange (“TSX”) and NASDAQ under our normal course issuer bid approved on December 13, 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue

Revenue in 2011 decreased by $24.8 million, or 6.9% as a result of a significant reduction in embedded wireless module sales to Barnes & Noble for their e-book reader ($0.7 million in 2011 compared to $64.2 million in 2010).  This was partially offset by continued growth in sales to PC OEMs and our core M2M business, excluding Barnes & Noble.

Our geographic revenue mix for the years ended December 31, 2011 and 2010 was as follows:

Gross margin

Gross margin was 30.5% of revenue for the year ended December 31, 2011, compared to 33.9% of revenue in 2010.  The decrease in gross margin percentage was primarily related to product mix within our M2M business.  Gross margin included $0.4 million of stock-based compensation expense in 2011, compared to $0.5 million in 2010.

Sales and marketing

Sales and marketing expenses decreased by $5.3 million, or 12.4%, and were 11.2% of revenue in 2011 compared to 11.9% in 2010.  The decrease in sales and marketing expenses was due primarily to cost reduction initiatives, including the final stages of integration of Sierra Wireless and Wavecom.  Sales and marketing expenses included $1.1 million of stock-based compensation expense in 2011, compared to $1.2 million in 2010.

Research and development

R&D expenses in 2011 were comparable to 2010 at $60.9 million.  R&D expenses for 2011 included stock-based compensation expense of $1.1 million and acquisition amortization of $6.9 million, compared to stock-based compensation expense of $0.9 million and acquisition amortization of $6.3 million in 2010.

Administration

Administration expenses decreased by $2.3 million, or 6.4%, in 2011, compared to 2010.  The decrease was primarily due to cost reduction initiatives that were implemented in 2011.  Administration expenses included $2.9 million of stock-based compensation expense in each of 2011 and 2010.

Restructuring

Restructuring costs decreased by $6.8 million, or 89.0%, to $0.8 million during 2011, compared to 2010.  Restructuring costs in 2011 primarily represented the additional costs incurred for reductions in our workforce resulting from the implementation of the new organizational structure announced in September 2010.  Restructuring costs in 2010 were related to reductions in our workforce resulting from the September 2010 organizational structure change.

Integration costs

Integration costs decreased by $3.7 million, or 72.1%, in 2011 compared to 2010.  Integration costs in 2011 were primarily related to office space optimization in France.  Integration costs in 2010 included costs for the integration of our Enterprise Resource Planning (“ERP”) system and employees retained for integration activities.

Impairment of intangible asset

We recorded an $11.2 million impairment charge in 2011, primarily related to a software development program we acquired through the acquisition of Wavecom which we abandoned in 2011.  The program was not part of the Company’s strategic plan and its termination had no impact on our future operations.  There was no impairment charge recorded in 2010.

Amortization

Amortization expense decreased by $1.3 million or 10.7%, in 2011 compared to 2010.  Amortization expense in 2011 included $6.0 million of acquisition amortization compared to $7.3 million in 2010.

Foreign exchange gain (loss)

Foreign exchange loss decreased by $6.5 million in 2011 to $0.5 million.  Foreign exchange loss for 2011 included a net foreign exchange loss of $0.1 million on intercompany balances.  Foreign exchange loss for 2010 included a loss of $4.7 million on an intercompany balance that the parent company had with its self-sustaining foreign operations that arose as a result of the Wavecom acquisition.

Foreign exchange rate changes also impacted our Euro and Canadian dollar denominated operating expenses.  We estimate that changes in exchange rates between 2010 and 2011 positively impacted our revenues by approximately $0.6 million and negatively impacted operating expenses by approximately $1.0 million in 2011.

Income tax recovery

Income tax recovery decreased by $11.0 million, or 73.5%, in 2011, compared to 2010, primarily driven by changes in the effective tax rate as a result of a shift in earnings among our numerous tax jurisdictions.

Net loss from continuing operations

Net loss from continuing operations increased by $15.7 million in 2011, compared to 2010.  This was primarily due to a higher after-tax loss from operations of $50.7 million in 2011, compared to $35.0 million in 2010.

Net loss from continuing operations for the year ended December 31, 2011 included stock-based compensation of $5.5 million, acquisition amortization of $12.9 million, and an after-tax impairment charge of $11.2 million.  Net loss for the year ended December 31, 2010 included stock-based compensation of $6.0 million, acquisition amortization of $13.6 million, and no after-tax impairment charge.

Net earnings (loss) attributable to the Company

Net loss attributable to the Company increased by $14.8 million in 2011, compared to 2010.  This was primarily due to $15.7 million higher net loss from continuing operations, partially offset by higher net earnings from discontinued operations.

Weighted average number of shares

The weighted average basic and diluted number of shares outstanding was 31.3 million for the year ended December 31, 2011, compared to 31.1 million for the year ended December 31, 2010.  The number of shares outstanding was 31.3 million at December 31, 2011, compared to 31.2 million at December 31, 2010.

SEGMENTED INFORMATION

Revenue and gross margin by segment for the years ending December 31 were as follows:

(in thousands of U.S. dollars)

	2012	2011	2010
M2M
Revenue (1)	$335,990	$293,219	$332,445
Cost of goods sold	224,229	198,271	N/A
Gross margin	$111,761	$94,948	$ N/A
Gross margin %	33.3%	32.4%	N/A

Mobile Computing (2)
Revenue	$61,331	$39,956	$25,560
Cost of goods sold	47,818	33,164	N/A
Gross margin	$13,513	$6,792	$ N/A
Gross margin %	22.0%	17.0%	N/A

(1) Barnes and Noble contributed $nil in M2M revenue in 2012 compared to $0.7 million in 2011 and $64.2 million in 2010.  Includes revenue generated from the acqusition of the M2M business of Sagemcom from the date of acquisition on August 1, 2012 to December 31, 2012 of $20.1 million.

(2) Excludes revenue, cost of goods sold, and gross margin related to the discontinued operations of the AirCard business.

Product line revenue by segment for the years ending December 31 was as follows:

(in thousands of U.S. dollars)

	2012	2011	2010
M2M
Air Prime Embedded Wireless Modules for M2M (1)	$279,324	$242,791	$274,964
AirLink Intelligent Gateways	46,699	39,013	48,626
AirVantage M2M Cloud Platform and Other	9,967	11,415	8,855
	$335,990	$293,219	$332,445
Mobile Computing (2)
AirPrime Embedded Wireless Modules for PC OEM and Other	$61,331	$39,956	$25,560

(1) Barnes and Noble contributed $nil in M2M revenue in 2012 compared to $0.7 million in 2011 and $64.2 million in 2010.  Includes revenue generated from the acqusition of the M2M business of Sagemcom from the date of acquisition on August 1, 2012 to December 31, 2012 of $20.1 million.

(2) Excludes revenue related to the discontinued operations of the AirCard business.

Our M2M revenue increased $42.8 million, or 14.6%, to $336.0 million in 2012 compared to 2011.  Revenue from AirPrime Embedded Wireless Modules for M2M increased $36.5 million, or 15.0%, in 2012 compared to 2011.  This increase was due to $20.1 million in revenue generated from the M2M business of Sagemcom acquired on August 1, 2012 along with solid organic growth in the Americas and Asia, partially offset by continued weakness in European markets.  Revenue from AirLink Intelligent Gateways increased $7.7 million, or 19.7%, in 2012 compared to 2011. The increase was primarily driven by sales related to the launch of new 4G gateways during the year.

Our Mobile Computing revenue, consisting primarily of sales of AirPrime Embedded Wireless Modules for PC OEM increased by $21.4 million, or 53.5%, to $61.3 million in 2012 compared to 2011.  The increase was largely driven by strong demand for both existing 3G modules, as well as new 4G LTE modules launched during the year.

FOURTH QUARTER OVERVIEW

Fourth quarter 2012 was exceptionally strong.  Revenues increased from quarter three as a result of a full quarter of contribution from the recently acquired M2M business of Sagemcom.  Gross margin percentage was slightly higher, reflecting favorable product mix and contribution from the M2M business of Sagemcom and operating expenses were at comparable levels to third quarter levels.  Operating expenses in the fourth quarter of 2012 included a full quarter of expenses related to the M2M business of Sagemcom and a benefit from one time project funding from a partner.

Financial highlights for the fourth quarter of 2012:

•                  Revenue of $109.4 million, 32.8 percent year-over-year growth, and non-GAAP operating earnings from continuing operations of $3.7 million

•                  Gross margin was 33.1%, up from 31.0% in the third quarter of 2012

•                  Non-GAAP earnings from operations were $3.7 million compared to $0.3 million in the third quarter of 2012

•                  Net earnings from continuing operations of $15.5 million and diluted earnings per share of $0.50 compared to net loss from continuing operations of $3.6 million and diluted loss per share of $0.12 in the third quarter of 2012.  A favorable income tax recovery contributed to the sequentially stronger net earnings from continuing operations

•                  Non-GAAP net earnings from continuing operations were $4.5 million, or $0.15 per diluted share, in the fourth quarter of 2012 compared to Non-GAAP net earnings from continuing operations of $1.3 million, or $0.04 per diluted share, in the third quarter of 2012.

CONSOLIDATED FOURTH QUARTER RESULTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

	Three months ended December 31,
	2012		2011 (1)
		% of		% of
	$	Revenue	$	Revenue

Revenue	109,405	100.0%	82,391	100.0%
Cost of goods sold	73,172	66.9%	57,206	69.4%
Gross margin	36,233	33.1%	25,185	30.6%

Expenses
Sales and marketing	10,176	9.3%	8,886	10.8%
Research and development	16,294	14.9%	14,801	18.0%
Administration	7,743	7.1%	7,694	9.3%
Acquisition	387	0.4%	—	0.0%
Restructuring	42	0.0%	(19)	0.0%
Integration	—	0.0%	—	0.0%
Impairment of intangible asset	—	0.0%	11,214	13.6%
Amortization	3,107	2.8%	2,620	3.2%
	37,749	34.5%	45,196	54.9%
Loss from operations	(1,516)	-1.4%	(20,011)	-24.3%
Foreign exchange gain (loss)	1,608		(507)
Other income	35		20
Earnings (loss) before income taxes	127		(20,498)
Income tax recovery	(15,396)		(68)
Net earnings (loss) from continuing operations	15,523		(20,430)
Net earnings from discontinued operations	4,083		6,668
Net earnings (loss) attributable to the Company	19,606		(13,762)
Net earnings (loss) per share attributable to the Company - Basic and diluted (in dollars) Continuing operations	0.50		(0.65)
Discontinued operations	0.14		0.21
	0.64		(0.44)

(1) Financial information for fiscal year 2011 has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following tables highlight selected financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2012.  The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)

	2012 (1)				2011 (1)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$109,405	$100,183	$95,398	$92,335	$82,391	$85,363	$85,863	$79,558
Cost of goods sold	73,172	69,097	65,317	64,461	57,206	57,855	60,713	55,661
Gross margin	36,233	31,086	30,081	27,874	25,185	27,508	25,150	23,897
Gross margin %	33.1%	31.0%	31.5%	30.2%	30.6%	32.2%	29.3%	30.0%

Expenses
Sales and marketing	10,176	8,572	8,998	9,321	8,886	9,082	9,318	9,902
Research and development	16,294	15,886	14,674	14,931	14,801	15,528	14,873	15,701
Administration	7,743	8,013	8,562	8,459	7,694	8,346	8,635	9,041
Restructuring costs	42	498	1,531	180	(19)	881	(350)	325
Integration costs	—	—	—	—	—	121	765	540
Acquisition costs	387	2,196	599	—	—	—	—	—
Impairment of intangible asset	—	—	—	—	11,214	—	—	—
Amortization	3,107	2,649	2,275	2,387	2,620	2,447	2,794	2,848
	37,749	37,814	36,639	35,278	45,196	36,405	36,035	38,357
Operating income (loss) from continuing operations	(1,516)	(6,728)	(6,558)	(7,404)	(20,011)	(8,897)	(10,885)	(14,460)
Foreign exchange gain (loss)	1,608	1,176	336	206	(507)	(154)	(221)	422
Other income (expense)	35	(70)	10	(171)	20	68	(13)	(40)
Earnings (loss) from continuing operations before income tax	127	(5,622)	(6,212)	(7,369)	(20,498)	(8,983)	(11,119)	(14,078)
Income tax expense (recovery)	(15,396)	(2,010)	2,656	(124)	(68)	(1,632)	(327)	(1,941)
Net earnings (loss) from continuing operations	15,523	(3,612)	(8,868)	(7,245)	(20,430)	(7,351)	(10,792)	(12,137)
Net earnings (loss) from discontinued operations	4,083	7,279	12,449	7,590	6,668	6,353	4,013	4,304
Net earnings (loss)	19,606	3,667	3,581	345	(13,762)	(998)	(6,779)	(7,833)
Non-controlling interest	—	—	—	—	—	—	(13)	(44)
Net earnings (loss) attributable to the Company	$19,606	$3,667	$3,581	$345	$(13,762)	$(998)	$(6,766)	$(7,789)

Earnings (loss) per share - GAAP in dollars
Basic	$0.64	$0.12	$0.12	$0.01	$(0.44)	$(0.03)	$(0.22)	$(0.25)
Diluted	$0.64	$0.12	$0.12	$0.01	$(0.44)	$(0.03)	$(0.22)	$(0.25)

Weighted average number of shares (in thousands)
Basic	30,591	30,573	30,817	31,175	31,298	31,297	31,267	31,237
Diluted	30,774	30,573	30,817	31,175	31,298	31,297	31,267	31,237

(1) Quarterly information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix and the combination of variable and fixed operating expenses.  The impact of significant items incurred during the first three interim periods of year ended December 31, 2012 are discussed in more detail and disclosed in our quarterly reports and management’s discussion and analysis.  Factors affecting our quarterly results in 2012 were as follows:

In the first quarter of 2012, net earnings attributable to the company increased $14.1 million, or $0.45 per common share, from the fourth quarter of 2011.  The increase was primarily due to growth in our

AirPrime embedded wireless module business, for both M2M and PC OEM applications, combined with the absence of $11.2 million impairment charge related to intangible assets which occurred in the fourth quarter of 2012.

In the second quarter of 2012, net earnings attributable to the company increased by $3.2 million, or $0.11 per common share, from the first quarter of 2012. This increase was driven by higher revenues in the second quarter largely due to strong sales growth in both M2M and PC OEM segments of our AirPrime embedded wireless module business, combined with higher gross margin resulting from lower product costs.

In the third quarter of 2012, net earnings attributable to the company of $3.7 million, or $0.12 per common share, were comparable to the second quarter of 2012. Strong growth in AirPrime embedded wireless module sales to M2M customers was offset by modestly higher operating expenses incurred as a result of the acquisition of the M2M business of Sagemcom.

In the fourth quarter of 2012, net earnings attributable to the company increased $15.9 million, or $0.52 per common share, from the third quarter of 2012. The increase was primarily related to unusually high revenues from AirPrime embedded wireless module sales to M2M customers combined with steady growth in AirLink intelligent gateways. The fourth quarter also included an income tax recovery related to the recognition of certain assets that will be realizable upon the sale of the AirCard business.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

(in thousands of U.S. dollars)

	2012	2011	2010

Cash flows provided before changes in non-cash working capital:	$49,070	$17,814	$22,970

Changes in non-cash working capital
Accounts receivable	(616)	9,067	(35,671)
Inventories	(4,019)	5,664	(11,399)
Prepaid expense and other	(14,543)	4,248	7,104
Accounts payable and accrued liabilities	10,997	(13,783)	12,116
Deferred revenue and credits	(422)	733	480
	(8,603)	5,929	(27,370)
Cash flows provided by (used in):
Operating activities	40,467	23,743	(4,400)

Investing activities	(64,184)	(2,706)	(17,521)
Acquisition of M2M business of Sagemcom	(55,218)	—	—
Capital expenditures and increase in intangible assets	(18,452)	(18,008)	(16,556)
Net change in short-term investments	9,347	17,058	489
Purchase of Wavecom S.A. shares	—	(1,787)	(1,553)

Financing activities	(9,365)	(4,858)	(1,541)
Repurchase of common shares for cancellation	(6,312)	—	—
Purchase of treasury shares for RSU distribution	(2,489)	(4,472)	—

Operating Activities

Cash provided by operating activities increased $16.7 million to $40.5 million during the year ended December 31, 2012, compared to the same period of 2011.  The increase in cash was primarily due to higher operating earnings in the year ended December 31, 2012 compared to the same period of 2011.  This was partially offset by higher working capital requirements in 2012.

Investing Activities

Cash used for investing activities increased $61.5 million to $64.2 million during the year ended December 31, 2012, compared to the same period of 2011.  The increase in investing activities was largely related to the acquisition of the M2M business of Sagemcom and net change in short-term investments.

Cash used for the purchase of capital equipment was primarily for production and tooling equipment, research and development equipment, computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs and software licenses.

Financing Activities

Cash used for financing activities increased $4.5 million to $9.4 million during the year ended December 31, 2012, compared to 2011.  The increase was primarily related to the use of cash during 2012 to purchase 800,000 of our common shares on the TSX and NASDAQ in connection with our normal course issuer bid approved on December 13, 2011 and 336,638 of our common shares to satisfy obligations under our restricted share unit plan, in the amounts of $6.3 million and $2.5 million, respectively.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, intellectual property (“IP”) licenses, and other obligations discussed below.  On August 1, 2012, we completed the acquisition of the M2M business of Sagemcom, a transaction that was funded by $55.2 million in cash.  We continue to believe our cash and cash equivalents balance of $63.6 million at December 31, 2012 and cash generated from continuing operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the first quarter of 2013 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot be certain that our actual cash requirements will not be greater than we currently expect.  Following closing of the sale of the AirCard business in early April 2013, we expect to continue to purchase back our common shares under our Normal Course Issuer Bid.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2012.

Payments due by period (In thousands of dollars)	2013	2014	2015	2016	2017	Thereafter
Operating lease obligations	$4,429	$4,092	$3,630	$3,597	$3,487	$10,876
Capital lease obligations	305	231	153	30	—	—
Purchase obligations (1)	54,850	—	—	—	—	—
Other long-term liabilities (2)	—	24,887	—	—	—	1,225
Total	$59,584	29,210	$3,783	$3,627	$3,487	$12,101

(1) Purchase obligations represent obligations with certain contract manufacturers to buy minimum amount of designated products between January, 2013 and March, 2013.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(2) Other long-term liabilities include the long-term portions of accrued royalties.

Capital Resources

	2012				2011
(In thousands of dollars)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Cash and cash equivalents	$63,646	$59,528	$123,159	$106,773	$101,375	$100,662	$101,685	$86,197
Short-term investments	—	—	2,153	—	9,347	—	17,470	24,559
	63,646	59,528	125,312	106,773	110,722	100,662	119,155	110,756
Unused credit facilities	50,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Total	$113,646	$69,528	$135,312	$116,773	$120,722	$110,662	$129,155	$120,756

Credit Facilities

On October 31, 2012 we cancelled our then existing revolving facility (“Old Revolving Facility”) of $10 million which was to expire on January 28, 2013, and replaced it with a new revolving facility with the Toronto Dominion Bank and the Canadian Imperial Bank of Commerce in the amount of $50 million which will expire on October 31, 2013.  The revolving facility is for working capital requirements and is secured by a pledge against all of our assets, including assets related to discontinued operations, and is subject to borrowing base limitations. The new revolving facility contains covenants and security substantially similar to the Old Revolving Facility.  There were no borrowings under the revolving facility as at December 31, 2012.  We are presently reviewing the impact of the proposed sale of the assets and operations of our AirCard business on the availability of the entire $50 million of the facility.

Letters of Credit

We have entered into a standby letter of credit facility agreement under which we have issued three performance bonds to third party customers in accordance with specified terms and conditions.  At December 31, 2012, we had two Euro denominated performance bonds amounting to €50,000 expiring in June 2014 and a performance bond of $176,000 expiring in May 2013 (December 2011 - $176,000).  We also have a letter of credit in the amount of $1.3 million expiring in May 2013 issued to a third party vendor with specified terms and conditions.  These instruments approximate their fair market value.

Normal Course Issuer Bids

During the year ended December 31, 2012, we purchased 800,000 common shares in the open market for cancellation at an average price of $7.89 per share pursuant to a normal course issuer bid approved December 13, 2011.  These purchases were completed in the first half of 2012.

On February 6, 2013, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid (the “2013 Bid”).  Pursuant to the 2013 Bid, we can purchase for cancellation up to 1,529,687 of our common shares, or approximately 5% of the common shares outstanding as of the date of the announcement.  The 2013 Bid commenced on February 14, 2013 and will terminate on the earlier of: (i) February 13, 2014, (ii) the date the Company completes its purchases pursuant to the Notice of Intention filed with the TSX, or (iii) the date of notice by the Company of termination of the 2013 Bid.  As of March 7, 2013, we had purchased 124,300 common shares at an average price of $11.08 per share.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP revenue, non-GAAP gross margin, non-GAAP earnings (loss) from operations, EBITDA (earnings before interest, taxes, depreciation and amortization and before impairment charges), non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide useful information on actual operating results and assist in comparisons from one period to another.  Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  Non-GAAP results exclude the impact of stock-based compensation expense, amortization related to acquisitions, acquisition and disposition costs, restructuring costs, integration costs, impairment, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts and certain tax adjustments.

EBITDA as defined equates earnings (loss) from operations plus stock-based compensation, acquisition, restructuring, integration, transaction costs, amortization and impairment. EBITDA can also be calculated as non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results for years ended December 31:

(in thousands of U.S. dollars, except where otherwise stated)

	2012 (1)	2011 (1)	2010 (1)

Revenue - GAAP and Non-GAAP	$397,321	$333,175	$358,005

Gross margin - GAAP	$125,274	$101,740	$121,406
Stock-based compensation	304	385	491
Gross margin - Non-GAAP	$125,578	$102,125	$121,897

Loss from operations - GAAP	$(22,206)	$(54,253)	$(42,717)
Stock-based compensation	5,781	5,498	6,005
Acquisition	3,182	—	—
Restructuring	2,251	837	7,100
Integration	—	1,426	5,110
Impairment of intangible asset	—	11,214	—
Acquisition related amortization	11,890	12,888	13,598
Earnings (loss) from operations - Non-GAAP	$898	$(22,390)	$(10,904)

Net loss from continuing operations attributable to the Company - GAAP	$(4,202)	$(50,653)	$(34,715)
Stock-based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	22,241	31,762	30,178
Unrealized foreign exchange loss (gain)	(3,139)	267	7,000
Income tax adjustments	(15,344)	—	(3,410)
Non-controlling interest	—	(32)	(182)
Net loss from continuing operations attributable to the Company - Non-GAAP	$(444)	$(18,656)	$(1,129)

Net earnings from discontinued operations - GAAP	$31,401	$21,338	$20,174
Stock-based compensation and disposition costs	2,395	951	951
Net earnings from discontinued operations - Non-GAAP	$33,796	$22,289	$21,125

Net earnings (loss) - GAAP	$27,199	$(29,315)	$(14,541)
Net earnings (loss) - Non-GAAP	33,352	3,633	19,996

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.14)	$(1.62)	$(1.12)
Non-GAAP - (in dollars)	$(0.01)	$(0.60)	$(0.04)

Net earnings (loss) per share attributable to the Company - diluted
GAAP - (in dollars)	$0.88	$(0.94)	$(0.47)
Non-GAAP - (in dollars)	$1.08	$0.12	$0.64

(1)    Financial information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

The following table provides a quarterly reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)

	2012 (1)				2011 (1)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue - GAAP and Non-GAAP	$109,405	$100,183	$95,398	$92,335	$82,391	$85,363	$85,863	$79,558

Gross margin - GAAP	$36,233	$31,086	$30,081	$27,874	$25,185	$27,508	$25,150	$23,897
Stock-based compensation	61	82	78	83	86	89	97	113
Gross margin - Non-GAAP	$36,294	$31,168	$30,159	$27,957	$25,271	$27,597	$25,247	$24,010

Loss from operations - GAAP	$(1,516)	$(6,728)	$(6,558)	$(7,404)	$(20,011)	$(8,897)	$(10,885)	$(14,460)
Stock-based compensation	1,470	1,462	1,403	1,446	1,308	1,355	1,458	1,377
Acquisition	387	2,196	599	—	—	—	—	—
Restructuring	42	498	1,531	180	(19)	881	(350)	325
Integration	—	—	—	—	—	121	765	540
Impairment of intangible asset	—	—	—	—	11,214	—	—	—
Acquisition related amortization	3,338	2,906	2,665	2,981	3,090	3,198	3,312	3,288
Earnings (loss) from operations - Non-GAAP	$3,721	$334	$(360)	$(2,797)	$(4,418)	$(3,342)	$(5,700)	$(8,930)

Net earnings (loss) from continuing operations - GAAP	$15,523	$(3,612)	$(8,868)	$(7,245)	$(20,430)	$(7,351)	$(10,779)	$(12,093)
Stock-based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	5,162	6,885	5,658	4,536	15,690	5,338	5,263	5,471
Unrealized foreign exchange loss (gain)	(1,655)	(1,218)	(165)	(101)	330	34	238	(335)
Income tax adjustments	(14,540)	(804)	—	—	—	—	—	—
Non-controlling interest	—	—	—	—	—	—	—	(32)
Net earnings (loss) from continuing operations - Non-GAAP	$4,490	$1,251	$(3,375)	$(2,810)	$(4,410)	$(1,979)	$(5,278)	$(6,989)

Net earnings from discontinued operations - GAAP	$4,083	$7,279	$12,449	$7,590	$6,668	$6,353	$4,013	$4,304
Stock-based compensation and disposition costs	1,696	233	233	233	225	232	240	254
Net earnings from discontinued operations - Non-GAAP	$5,779	$7,512	$12,682	$7,823	$6,893	$6,585	$4,253	$4,558

Net earnings (loss) - GAAP	$19,606	$3,667	$3,581	$345	$(13,762)	$(998)	$(6,766)	$(7,789)
Net earnings (loss) - Non-GAAP	10,269	8,763	9,307	5,013	2,483	4,606	(1,025)	(2,431)

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$0.50	$(0.12)	$(0.29)	$(0.23)	$(0.65)	$(0.23)	$(0.34)	$(0.39)
Non-GAAP - (in dollars)	$0.15	$0.04	$(0.11)	$(0.09)	$(0.14)	$(0.06)	$(0.17)	$(0.22)

Net earnings (loss) per share attributable to the Company - diluted
GAAP - (in dollars)	$0.64	$0.12	$0.12	$0.01	$(0.44)	$(0.03)	$(0.22)	$(0.25)
Non-GAAP - (in dollars)	$0.33	$0.28	$0.30	$0.16	$0.08	$0.15	$(0.03)	$(0.08)

(1) Financial information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the years ended December 31, 2012 and 2011.

TRANSACTIONS BETWEEN RELATED PARTIES

We did not undertake any transactions with related parties during the year ended December 31, 2012 and 2011.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities.  Note 2, Summary of significant accounting policies, in the December 31, 2012 consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements.  While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment.

On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results could differ from our estimates.

The following critical accounting policies require management’s most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

Business combinations

We account for our business combinations using the acquisition method.  Under this method, estimates we make to determine the fair values of acquired assets and liabilities assumed include judgements in our determinations of acquired intangible assets and assessment of the fair value of existing property and equipment.  Assumed liabilities can include litigation and other contingency reserves existing at the time of the acquisition.  Goodwill is recognized as of the acquisition date as the excess of the purchase price over the estimated fair values of net identifiable assets acquired and liabilities assumed at their acquisition date.  Acquisition related expenses are separately recognized from business combination and are expensed as incurred.

When establishing fair values, we make significant estimates and assumptions, especially with respect to intangible assets.  Intangible assets acquired and recorded by us may include patents, client relationships, backlog and in-process research and development.  Estimates include but are not limited to the forecasting of future cash flows and discount rates.  From time to time, we may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed.  Our estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.  As a result, actual results may differ from estimates impacting our earnings.

Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, price is fixed or determinable, and collection is reasonably assured. Customers include resellers, original equipment manufacturers and mobile network operators. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.  A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.  Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.  Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from certain research and development agreements is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

As at December 31, 2012, Accounts receivable comprised 23.4% of total assets.  Included in this balance was a provision of $2.4 million for doubtful accounts, or 2.2% of accounts receivable (as at December 31, 2011 - $3.6 million for doubtful accounts, or 3.4% of accounts receivable).  We believe our allowance for doubtful accounts as at December 31, 2012 is adequate to provide for probable losses existing in accounts receivable.

Inventory

We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory write-down and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further write-down the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

Goodwill and intangible assets

Goodwill and intangible assets are assessed for impairment on an annual basis and between annual tests whenever circumstances indicate that the carrying value of the goodwill and intangible assets might be impaired. Circumstances may include an adverse change in business climate or a more likely than not expectation that a reporting unit will be sold or disposed. On at least a quarterly basis, we assess whether such circumstances exist.

An evaluation of recoverability of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the estimated fair value of each reporting unit. Significant judgments that are required on our part to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, consideration of appropriate control premium, market conditions, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and may result in impairment charges in future periods.

Effective January 1, 2011, we have two reportable segments as a result of implementing a new organizational structure.  We determined that we had three reporting units and tested for goodwill impairment as at December 31, 2012.  As the fair value in each reporting unit exceeded the respective carrying amounts, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit with the carrying amount of the goodwill of the reporting unit was not required.  No impairment of goodwill was recorded during the years ended December 31, 2012 and 2011.

At December 31, 2012, our goodwill balance was $123.9 million comprised of $98.0 million related to continuing operations and $25.9 million related to discontinued operations.  We determined that there was no impairment as the fair values of each of our three reporting units exceeded their respective carrying values.  Our analysis took into consideration an income valuation approach using the expected discounted cash flows for each reporting unit. The principal factors used in the discounted cash flow analysis were the projected results of operations, the discount rate based on our estimated weighted average cost of capital, and terminal value assumptions for each reporting unit.  The discounted cash flow model used was based on our business plan, as approved by our Board of Directors.  For years subsequent to those contained in our business plan, we analyzed third party forecasts and other macro-economic indicators that impact our reporting units to provide a reasonable estimate of revenue growth in future periods.  Our gross margins and operating expense estimates were consistent with those generated in recent historical periods.  We also developed assumptions for the amount of working capital and capital expenditures needed to support each reporting unit.

In addition to the income valuation approach noted above, we also considered the current market capitalization of the Company which was approximately $242.9 million at December 31, 2012.  Although the Company’s book value of $298.1 million exceeds the market capitalization, we have reconciled our determination of fair value with the market capitalization amount for the purposes of the goodwill impairment test.

During the fourth quarter of 2011, we recorded an impairment charge of $11.2 million related to intangible assets primarily related to a software development program that was acquired during the Wavecom acquisition in 2009.  We determined that this software development program no longer met the long-term objectives of the Company and the program was abandoned.  The program had no impact on our operations in prior periods nor do we expect it to have an impact on our future operations.

Income taxes

We recognize and measure each tax position related to income tax positions taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured according to the more likely than not threshold requirement.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.  If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income from continuing operations, tax planning strategies, and transactions, including the pending disposition of the AirCard business, in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).

We do not provide for taxes on foreign earnings as it is our intention to indefinitely reinvest undistributed earnings of our foreign subsidiaries.  It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occurs in the future.

The ultimate amount of future income taxes and income tax provision could be materially different from those recorded, as it is influenced by our future operating results and our tax interpretations.

Amortization

Amortization of property and equipment and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of plant and equipment.

Warranty costs

We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If there is a change in the quality of our products, we adjust our accrual accordingly.

Royalty obligations

Under certain license agreements we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities and other long-term liabilities.  When the agreements are finalized, the estimates are revised accordingly.

Contingencies

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made.  Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

Stock-based compensation

We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date. We recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Fair value measurement

We measure our short-term investments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement.  Three levels of inputs may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 30,788,272 common shares issued and outstanding, stock options exercisable into 2,287,456 common shares and 345,769 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (the revised standard).  The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary.  The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption of this guidance is permitted.

DISCLOSURE CONTROLS

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within time periods specified in applicable securities regulations, and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We conducted an evaluation of the effectiveness of our disclosure controls and procedures.  An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2012.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012 to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all errors and all fraud. Control procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedures are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934 and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2012, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements as at and for the year ended December 31, 2012, has issued an attestation report on our internal control over financial reporting as of December 31, 2012.  The attestation report is included in our consolidated financial statements.

There were no changes in our internal control over financial reporting during the year ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In December 2012, Concinnitas LLC filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by us.  The lawsuit makes allegations concerning one of our AirCard products.  We have not yet been served with the complaint.

In July 2012, Technology Properties Ltd LLC, Phoenix Digital Solutions LLC and Patriot Scientific Corporation filed a complaint with the United States International Trade Commission (“ITC”) and a patent litigation lawsuit in the United States District Court for the Northern District of California asserting patent infringement by a number of parties, including us.  The ITC instituted its investigation in August 2012 under the caption “In the Matter of Certain Wireless consumer Electronics Devices and Components Thereof”.  In November 2012, a mutually agreeable confidential settlement agreement was entered into by the parties with respect to these matters which will not have a material adverse effect on our operating results.  In December 2012, the District Court lawsuit was dismissed with prejudice and in Q1 2013, a Joint Motion terminating the ITC investigation with respect to Sierra Wireless was granted.

In April 2012, a patent holding company, Cell and Network Selection, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Texas asserting patent infringement by us and our customer.  The lawsuit makes certain allegations concerning the LTE mobile hotspots and USB modems sold by us and deployed with AT&T.  The lawsuit is in the scheduling stage and trial has been scheduled for March 2015. A motion to transfer the lawsuit to the Southern District of California is currently before the Court.

In January 2012, a patent holding company, M2M Solutions LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications.  The lawsuit is in the interrogatories and response to interrogatories stage.

In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. The lawsuit makes certain allegations concerning the wireless communication products sold by us.  In September 2012, the lawsuit was consolidated with another lawsuit commenced by Wi-Lan in the Eastern District of Texas concerning the same patents and trial has been scheduled for September 2013.  The lawsuit is currently in the discovery stage.  In December 2012, Wi-Lan filed additional patent litigation lawsuits in the United States District Court for each of the Eastern District of Texas and the Southern District of Florida asserting patent infringement by us of additional patents not included in the first Wi-Lan suit.  These two additional lawsuits are in the initial pleadings stage.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent litigation lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers.  In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors.  Both lawsuits have been stayed against all defendants except Apple, pending the outcome of the trial against Apple in Delaware which is anticipated to occur in or around April 2013.  In May 2012, GBT filed a patent litigation lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products.  In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This lawsuit has been stayed against us pending the outcome of a trial against Apple with respect to the same patent, which is to take place in the Central District of California.

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including certain of our customers. The litigation, which has been transferred to the United States District Court for the Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us or our competitors. The claim construction hearing occurred in April 2012 and the trial has been scheduled for June 2013.  In January 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results.  The lawsuit was subsequently dismissed with prejudice against us.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In January 2013, a patent holding company, Steelhead Licensing LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware against one of our customers asserting patent infringement in relation to our customer’s products and services, including the mobile hotspot devices sold to them by us.  The lawsuit is in the initial pleadings stage.

In February 2012, a patent holding company, Intellectual Ventures, filed a patent litigation lawsuit in the United States District Court for the District of Delaware against one of our customers asserting patent infringement in relation to several of our customer’s products and services, including the mobile hotspots sold to them by us. The lawsuit is in the initial pleadings stage.

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent litigation lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us.  A motion to dismiss the lawsuit has been briefed and is pending judgment of the Court.

In August 2011, a patent holding company, Brandywine Communications Technologies, LLC, filed a patent litigation lawsuit in the United States District Court for the Middle District of Florida against one of our customers asserting patent infringement in relation to the wireless modems sold to them by us.  In December 2012, we advised our customer that we had been granted a license with respect to the patents-in-suit, which license covers any of our products sold by our customers (including this customer).  We believe this outcome will not have a material adverse effect on our operating results.

In July 2011, a patent holding company, GPNE Corp., filed a patent litigation lawsuit in the United States District Court for the District of Hawaii asserting patent infringement against one of our customers for selling e-readers and computerized tablet and communication devices with the ability to function with GPRS, including the Nook e-reader which incorporates wireless modules sold to them by us.  In May

2012, an Order of the Magistrate Judge to sever the actions and, in the case of certain defendants including our customer, transfer the actions to the United States District Court for the Northern District of California was granted and has been affirmed by the District Court.  In November 2012, a mutually agreeable settlement agreement was entered into between our customer and GPNE, and the lawsuit was subsequently dismissed with prejudice.  We believe this outcome will not have a material adverse effect on our operating results.

In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.) (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us.  LSI counterclaimed for patent infringement.  There are currently 6 patents-in-suit, two of which relate to the 3G products which incorporate our modules.  The lawsuit is currently in the scheduling phase.

A patent holding company, Eon Corp. IP Holdings, LLC, filed a patent litigation lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California.  Eon filed a patent litigation lawsuit against another of our customers in January 2012 in the United States District Court for the District of Puerto Rico.  In both cases, assertions of patent infringement are being made in relation to the wireless modems sold to our customers by us.   Both lawsuits are in the scheduling phase.

In March 2009, MSTG Inc., a patent holding company, filed a patent litigation lawsuit in the United States District Court for the Northern District of Illinois asserting patent infringement by a number of telecommunication carrier companies, including one of our customers, which the customer claims relates to the wireless data cards and modems sold to them by us.  In December 2012, the lawsuit was dismissed with prejudice.  We believe this outcome will not have a material adverse effect on our operating results.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.

Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Price and product competition which may result in lower selling prices for some of our products or lost market share;

•                  Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•                  Demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products and software;

•                  Concentration in our customer base;

•                  Development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•                  Transition periods associated with the migration to new technologies;

•                  Potential commoditization and saturation in certain markets;

•                  Our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line;

•                  Possible delays or shortages in component supplies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Seasonality in demand;

•                  Amount of inventory held by our channel partners;

•                  Possible fluctuations in certain foreign currencies relative to the U.S. dollar affect foreign denominated revenue, cost of goods sold and operating expenses;

•                  Achievement of milestones related to our professional services contracts;  and

•                  Operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. In addition, the global financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter.  Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

The Company may experience adverse effects relating to the divestiture of the assets and operations of the AirCard business.

Divestiture execution is a difficult and complex undertaking that requires different skills than those required for day-to-day operations.  We may not achieve the benefits expected from the divestiture and we may experience adverse effects relating to the divestiture of the assets and operations of the AirCard business, including but not limited to:

•                  The carve-out of the AirCard business from the ongoing business may be disruptive to our ongoing business and place additional demands on our ongoing business.

•                  We may not be able to restructure our existing business operations and/or grow the ongoing business without encountering difficulties and delays.

•                  Our relationships with existing customers and suppliers may be adversely affected.

•                  The divested business will require certain transition services from us and we may not be able to perform those services in a timely and efficient manner and/or exit in prompt manner.

•                  Unanticipated costs.

•                  We may not be able to maintain the Company’s financial and strategic focus on the ongoing business.

•                  Diversion of management attention from the ongoing business.

•                  Loss of key employees.

•                  We may be subjected to unforeseen liabilities which could have a material adverse effect on the Company.

Difficulties associated with divestiture could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we have experienced and expect to continue to experience intense competition. More established and larger companies with strong brands and greater financial, technical and marketing resources, or companies with different business models sell products that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors or the network carriers could weaken our competitive position.  We may also introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through, OEMs, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue.  Most of these customers also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, distributors, resellers and network operators.  If certain of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially. In the year ended December 31, 2012, two customers individually accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations, and on a combined basis, represented approximately 25% of our aggregated revenue.  In the year ended December 31, 2011, three customers each accounted for more than 10% of our aggregated revenue from continuing and discontinued operations, and on a combined basis, represented approximately 36% of our aggregated revenue.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We may infringe on the intellectual property rights of others.

Our business success depends on us not infringing on the intellectual property rights owned by others.  The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future we may continue to receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties.  Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services.  These entities aggressively pursue patent litigation, resulting in increased litigation costs for us.  We expect that this recent development will continue for the foreseeable future.  Infringement on intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•                  We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•                  We may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

•                  We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•                  We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•                  Management attention and resources may be diverted;

•                  Our relationships with customers may be adversely affected; and

•                  We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to being liable for substantial damages in the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party suppliers. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

We may be unable to continue to license necessary third party technology on commercially reasonable terms, if at all.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.

We depend on a limited number of third parties to purchase certain components and manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the purchase of certain components and the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We primarily rely on one contract manufacturer, who may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•                  The absence of guaranteed or adequate manufacturing capacity;

•                  Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•                  Potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•                  Potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage our reputation;

•                  The inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•                  Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may continue to be in short supply worldwide and shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products in a timely manner which meets the needs of our customers.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•                                          Our ability to attract and retain skilled technical employees;

•                                          The availability of critical components from third parties;

•                                          Our ability to successfully complete the development of products in a timely manner;

•                                          The ability of third parties to complete and deliver on outsourced product development engagements; and

•                                          Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.

We develop products to meet our customers’ requirements.  OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Continued difficult or uncertain global economic conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies.  The ongoing global market turmoil could lead to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  To the extent that we experience further global economic deterioration, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, resulting in a decline in our revenues and profitability that could be material.

It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve.  As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.

Fluctuations in exchange rates between the U.S. dollar and other currencies, including the Canadian dollar, and the Euro may affect our operating results.

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

The majority of our revenues are denominated in U.S. dollars while a significant amount of our research and development, marketing and administration costs are denominated in currencies other than the U.S. dollar; primarily the Canadian dollar and the Euro.  To the extent that exchange rates between the U.S. dollar and the Canadian dollar and Euro fluctuate, we will experience an impact on our earnings.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

We intend to continue to grow our international business operations.  Our international operations expose us to additional risks unique to such international markets, including the following:

•                  Increased credit management risks and greater difficulties in collecting accounts receivable;

•                  Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•                  Uncertainties of international laws and enforcement relating to the protection of intellectual property;

•                  Economic or political instability;

•                  Potential adverse tax consequences;

•                  Difficulty in managing a worldwide workforce in compliance with business practices and local laws, that vary from country to country; and

•                  Consumer protection laws that impose additional requirements on us or restrict our ability to provide limited warranty protection.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.

Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel.  The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

Furthermore, loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, business and profitability.

We rely on certain internal processes, infrastructure and information technology systems to efficiently operate and report on our business.

The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate or accurately report on our business.

Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy.  We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business.  For example, on August 1, 2012, we completed our acquisition of Sagemcom’s M2M business.  Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including:

•                  Exposure to unknown liabilities or risks of the acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of our acquired company and deficiencies in internal controls over financial reporting of our acquired Company;

•                  Higher than anticipated acquisition and integration costs and expenses;

•                  The difficulty and expense of integrating the operations and personnel of the acquired companies;

•                  Possible use of cash to support the operations of an acquired business;

•                  Possible increase in foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•                  Disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management’s time and attention from the ongoing business;

•                  Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•                  The inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•                  The potential loss of key employees and customers;

•                  A possible decrease in our share price, if, as a result of the growth of the Company, we decide  to raise additional capital through an offering of common shares, preference shares or debt; and

•                  Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

As business circumstances dictate, the Company may also decide to divest assets, technologies or businesses, for example, the pending sale of our AirCard business.  In doing so, the Company may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management’s time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues.  We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.

In addition, we may be unsuccessful at bringing to conclusion, proposed transactions. Negotiations and closing activities of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing.  Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•                  Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•                  Undetected misappropriation of our intellectual property;

•                  The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•                  Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position.  Although we have certain insurance policies in place to transfer risk, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to promote and offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks, fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future.

Failures of our products or services due to quality issues, design flaws, errors or other defects that result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.

Our products comprise hardware and software that is technologically complex.  In order to compete in the technologically advanced and rapidly changing wireless communication market, we must develop and introduce our products quickly.  Despite the sophisticated testing and certification processes for our products, it is possible that our products may contain undetected errors or defects, especially when introduced or when new versions are released.  As a result, our products may be rejected by our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.